Exhibit 99.2

ICECURE MEDICAL LTD.

CEASEREA, ISRAEL

PROXY STATEMENT

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 1, 2023

The enclosed proxy statement is being solicited by the board of directors (the “Board of Directors”) of IceCure Medical Ltd. (the “Company”) for use at the Company’s annual and special general meeting of shareholders (the “Meeting”) to be held at on Thursday, June 1, 2023, at 4:00 p.m. Israel time, or at any adjournment or postponement thereof, by means of remote communication, in a ZOOM conference, in the following link:

https://us02web.zoom.us/j/85716046527?pwd=Y1U4QXFhSng5Ni92L3lURG50K08wdz09

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

Quorum and Adjournment

Two or more shareholders present, personally or by proxy, holding not less than 25% (twenty-five) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until Thursday, June 1, 2023, at 6:30 p.m. Israel time. If a quorum is not present at the adjourned meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Vote Required for Approval pf Each of the Proposals

Pursuant to the Companies Law, proposals No. 1 and 2 described hereinafter require the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (a “Simple Majority”).

Proposal No. 3 is subject to the fulfillment of the voting requirement above and also one of the following additional voting requirements: (i) the majority of the shares that are voted at the Meeting in favor of such Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such Proposal does not exceed two percent (2%) of the total voting rights in the Company (the “Special Majority”).

Proposal 4 will not involve a vote by the shareholders and accordingly there is no proposed resolution.

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of control” is defined as any one of the following: (i) the right to vote at a General Meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

Position Statements

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices, c/o Mr. Ronen Tsimerman, at 7 Ha’Eshel St., Caesarea, 3079504, Israel, or via email: ronent@icecure-medical.com. Any Position Statement received will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il. Position Statements should be submitted to the Company no later than May 22, 2023. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board of Directors’ response to the Position Statement will be submitted no later than May 27, 2022.

One shareholder or more holding Ordinary Shares which reflect 5% or more of the Company’s voting rights (2,281,172 Ordinary Shares), and whoever holds 5% of the Company’s voting rights without taking into consideration the shares that are hold by the Company’s controlling shareholder (1,078,686 Ordinary Shares) is entitled to examine the proxy and voting material in the Company’s office after the General Meeting was held.

It is noted that there may be changes on the agenda after publishing the Proxy, and there may be Position Statements which can be published. Therefore, the most updated agenda will be furnished to the SEC on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

To Re-appoint Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as the independent auditor of the Company and to authorize the board of directors of the Company to determine their remuneration UNTIL THE NEXT GENERAL MEETING

Under the Companies Law, the appointment of independent auditor requires the approval of the shareholders of the Company.

The Board of Directors has authorized and approved the re-appointment of the accounting firm of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network (“Deloitte Israel”), Certified Public Accountants, as the independent auditor of the Company until the next annual general meeting of the shareholders of the Company.

The Board of Directors believes that the re-appointment of Deloitte Israel as the independent auditor of the Company is appropriate and in the best interests of the Company and its shareholders.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to re-appoint Deloitte Israel as the independent auditor of the Company, and to authorize the Board of Directors of the Company to determine their remuneration until the next annual general meeting of the Company’s shareholders.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 2

to RE-ELECT MR. RON MAYRON, mR. EYAL SHAMIR, MR. YANG HUANG, Mr. vincEnt chan and mr. DORON BIRGER EACH AS A DIRECTOR OF THE COMPANY

Under the Companies Law and the Company’s Articles of Association, the management of the Company’s business is vested in the Board of Directors. The Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

The Company’s Articles of Association provide that the Company may have at least five (5) and not more than eleven (11) directors.

The Company’s Board of Directors currently consists of seven (7) directors. At each annual general meeting of the Company’s shareholders, the Company’s directors, other than the External Directors, can be re-elected until the next annual general meeting.

The Company’s Board of Directors has approved the nomination of Mr. Ron Mayron, Mr. Eyal Shamir, Mr. Yang Huang, Mr. Vincent Chan1 and Mr. Doron Birger (the “Directors”) for re-election to the Company’s Board of Directors until the next annual general meeting of shareholders and recommends that shareholders re-elect the Directors.

The Directors, whose professional backgrounds are provided below, have advised the Company that they are willing, able, and ready to serve as directors if re-elected. Additionally, in accordance with Companies Law, each of the Directors have certified to the Company that they meet all the requirements of the Companies Law for election as a director of a public company, they possess the necessary qualifications and have sufficient time, to fulfill their duties as directors of the Company, considering the size and needs of the Company. The Company does not have any understanding or agreement with respect to the future election of the Directors.

Subject to the re-appointment of each of the Directors, they will continue to be entitled to indemnification and release letters as applicable and shall be covered by the Company’s directors and officer’s insurance.

Set forth below is certain biographical information regarding the background and experience of each of the Directors:

Ron Mayron, Active Chairman of the Board of Directors

Mr. Ron Mayron has served as Chairman of our board of directors since December 2017. Mr. Mayron has served as chairman of the board of directors of Resymmetry Ltd. since July 2016 to January 2022, InnoCan Pharma Corporation (CSE: INNO, FWB: IP4, OTC: INNPF) since November 2017, Virility Medical LTD since October 2019 to March 2023 and as a member of the board of directors of BioLight Life Sciences Investments Ltd. (TASE: BOLT) since August 2015, G-Med Ltd. since September 2015, Kaizen Bio-Tec Ltd. since May 2017, Simplivia Ltd. since May 2019, Kadimastem LTD (TASE: KDST) since December 2020 and Entera Bio Ltd. (NASDAQ: ENTX) since December 2020 and DNA Biomedical Solutions (TASE: DNA) since March 2021, Ir-Med, Inc. (OTC:IRME) since March 2021, NureXone (CDNX) since August 2021. Mr. Mayron has also served as the founder and chief executive officer of RonMed Ltd. Prior to that, Mr. Mayron served as chairman of the board of directors of Wize Pharma Inc. (OTC: WIZP) from April 2015 to October 2018, Ocon Medical Ltd from January 2015 to November 2016, and as a member of the board of directors of EclipeIR (USA) Inc. from June 2016 to September 2019. Mr. Mayron also served in various positions at Teva Pharmaceutical Industries Ltd. (NYSE: TEVA, TASE: TEVA) from 1993 to 2014, including as vice president–Israel and Africa and chief executive officer of Teva Israel from 2009 to 2013. Mr. Mayron received his B.Sc. in industrial and management engineering from Ben-Gurion University of the Negev, Israel and MBA from Tel-Aviv University, Israel. Mr. Mayron also completed a special senior management and global leadership programs at the Massachusetts Institute of Technology (M.I.T), Boston and managerial skills for international business and executive international marketing programs at Insead University, France.

[1]	Mr. Vincent Chun Hung Chan has served on our board of directors since December 2022 in accordance with the Company’s Board resolution dated December 4, 2022, under the Company’s Articles of Association.

Eyal Shamir, Chief Executive Officer and Director

Mr. Eyal Shamir has served as our Chief Executive Officer since September 2016 and on our board of directors since December 2017. Mr. Shamir has over 15 years of experience as chief executive officer of medical device companies. He has served as chief executive officer of Erika Carmel Ltd. from May 2013 to August 2016, Tadbik Pack Ltd. from January 2011 to December 2012 and Hanita Lenses Ltd. from 2006 to 2010. Mr. Shamir received his B.A. in economics and business management from the Hebrew University, Israel and his MBA from the College of Management Academic Studies, Israel.

Yang Huang, Director

Mr. Yang Huang has served on our board of directors since April 2020. Mr. Huang has 20 years of senior sales and marketing management experience in the field of medical devices. Mr. Huang has also served as operation directors of Virtus Inspire Ventures, a private equity fund, since July 2019 and as a corporate representative of IceCure (Shanghai) MedTech Co., Ltd. since July 2020, Prior to that, Mr. Huang has served as business unit director of Olympus (Beijing) Sales & Service Co., Ltd. from November 2016 to July 2019 and as business unit director of B. Braun MEDICAL (SHANGHAI) International Trading Co., Ltd. from January 2015 to November 2016. He also served as business unit head for Stryker from September 2013 through January 2015 and as sales manager at Johnson & Johnson from October 2000 through August 2013. Mr. Huang has graduated from Cheung Kong Graduate School of Business, China and Zhejiang Medical University, China.

Vincent Chun Hung Chan, Director

Mr. Vincent Chun Hung Chan has served on our board of directors since December 2022 and is classified as an independent director under Nasdaq rules. Mr. Chan has been the Director of Samena Capital, which principally engages in private equity investment, since March 2021 and was a Senior Managing Director and Head of Asia of Samena Capital Hong Kong Limited from 2016 to 2021. From 1991 to 2016, he served several leading private equity investment companies including HSBC Equity Management Limited, Suez Asia Holdings (Hong Kong) Limited, JAFCO Investment (Asia Pacific) Ltd and Spring Capital Asia, Limited. Mr. Chan has been an independent non-executive director of CN Logistics International Holdings Limited since September 2020, and an independent non-executive director of Hywin Holdings Ltd. (Nasdaq: HYW) since June 2022. Mr. Chan is currently the Director and Treasurer of the Hong Kong Venture Capital and Private Equity Association. Mr. Chan has been a member of the Main Board and GEM Listing Review Committees of the Stock Exchange of Hong Kong since July 2020. He was previously a member of the Main Board and GEM Listing Committee of the Stock Exchange of Hong Kong from May 2007 to May 2012. He was also a member of the Public Shareholders Group of the Hong Kong Securities and Futures Commission from July 2005 to March 2011. Mr. Chan received a Bachelor of Arts degree from the University of Hong Kong in November 1986 and a master’s degree in business administration from the Manchester Business School (then known as the Victoria University of Manchester) in the United Kingdom in July 1988. He was admitted as a chartered financial analyst of the Institute of Chartered Financial Analysts, United States in September 1993.

Doron Birger, Independent Director

Mr. Doron Birger has served on our board of directors since August 2012. Mr. Birger has been serving as the chairman of the board of directors of Sight Diagnostic Ltd. since June 2014 and as an interim CEO since June 2022, as chairman of the board of directors of Nurami Medical Ltd., or Nurami, from April 2016 to March 2022, and thereafter as a director of Nurami, as chairman of Ultrasight Medical Imaging Ltd. since June 2019, chairman of Intelicanna Ltd. (TASE: INTL) from April 2021 until April 2022, Matricelf Ltd. (TASE:MTLF ) from December 2020, Galooli since September 2021, and as a director of Vibrant Ltd. from December 2014 to March 2023, Hera Med Ltd. (ASX: HMD) since November 2019, Citrine Global (OTC: CTGL) since March 2020, Kadimastem Ltd. (TASE: KDST) since December 2020, and Netiv Ha’or, a subsidiary of the Israel Electric Corporation Ltd., from March 2020 to February 2023, and as chairman and director in a variety of non-profit organizations. Prior to that, Mr. Birger served as member of the board of directors of MCS Medical Compression Systems (DBN) Ltd. (TASE:MDCL) from March 2015 to May 2018, Mekorot National Water Company Ltd. from November 2015 to November 2018, and chairman of the board of directors of Insulin Medical Ltd. (TASE: INSL) from March 2016 to August 2017, IOPtima Ltd. from June 2012 to June 2019, MST Medical Surgical Technologies Ltd. from August 2009 to June 2019, Highcon Ltd. from November 2014 to January 2018, Magisto Ltd. from September 2009 to July 2019, Real Imaging Ltd. from November 2018 to April 2019 and Medigus Ltd. (Nasdaq and TASE: MDGS) from May 2015 to September 2018. Mr. Birger holds a BA and MA in economics from the Hebrew University, Israel.

The shareholders of the Company will be requested to adopt the following separate resolutions at the Meeting:

“RESOLVED, to re-appoint Mr. Ron Mayron as a director of the Company until the next general meeting of shareholders.”

“RESOLVED, to re-appoint Mr. Eyal Shamir as a director of the Company until the next general meeting of shareholders.”

“RESOLVED, to re-appoint Mr. Yang Huang as a director of the Company until the next general meeting of shareholders.”

“RESOLVED, to re-appoint Mr. Vincent Chun Hung Chan as a director of the Company until the next general meeting of shareholders.”

“RESOLVED, to re-appoint Mr. Doron Birger as a director of the Company until the next general meeting of shareholders.”

The appointment each of Mr. Mayron, Mr. Shamir, Mr. Huang, Mr. Chan and Mr. Birger as directors, as mentioned above, requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends a vote FOR the above proposals.

PROPOSAL 3

TO APPROVE THE GRANT OF A DISCRETIONARY BONUS FOR THE YEAR 2022 TO MR. EYAL SHAMIR, THE COMPANY’S CHIEF EXECUTIVE OFFICER AND DIRECTOR

Background

Under the Companies Law and the position statements by the Israeli Securities Authority, arrangements concerning compensation of a company’s chief executive officer (“CEO”), in accordance with or which exceed the terms of the Policy, require the approval by the Compensation Committee, the Board of Directors and Company’s shareholders (in a Special Majority, as defined above), in that order.

General

Mr. Shamir has been with the Company since November 11, 2016 as the Company’s CEO. Mr. Shamir had a major contribution to the Company’s business and growth since his appointment as CEO. The Compensation Committee and the Board of Directors believe that Mr. Shamir performs a significant role in the planning, establishment and implementation of the Company’s business, corporate and financing aspects, and will continue to play a key role in the Company’s pursuit to enhance its business and growth opportunities.

Discretionary Bonus for the year 2022

According to the Company’s compensation policy (the “Compensation Policy”), the Company, by approval of the Compensation Committee, the Board of Directors and the General Meeting of shareholders, is entitled to grant the Company’s Chief Executive Officer a discretionary bonus in the amount of up to the higher of: (a) a total of three (gross) monthly salaries; or (b) 25% of the variable components of the bonus (actual bonus and equity-based payment).

On March 26, 2023 and on March 29, 2023, the Compensation Committee and Board of Directors, respectively, approved, and recommended to the Company’s shareholders to approve, the grant of a discretionary bonus for Mr. Shamir in an amount equal to 2.75 monthly salaries, in the aggregate amount of NIS 220,000 (approx. $60,606) (the “Discretionary Bonus to Mr. Shamir” or the “Discretionary Bonus”). Therefore, the Discretionary Bonus to Mr. Shamir is in accordance with the limitations of the Compensation Policy.

The Compensation Committee and the Board of Directors have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder, including without limitation, the position, responsibilities, background and experience of the grantee, and have resolved to approve the Discretionary Bonus to Mr. Shamir for the following reasons:

●	The value of the Discretionary Bonus described above was determined while taking into consideration Mr. Shamir’s performance in achieving his own measurable targets in the year 2022, and his contribution to the Company’s ongoing business development.

●	The amount of the Discretionary Bonus was determined while taking into consideration the scope of responsibility of Mr. Shamir and numerous factors, including all relevant considerations set forth in the Companies Law and the Company’s Compensation Policy restrictions.

●	The grant of the Discretionary Bonus to Mr. Shamir was approved based on the Company’s regulatory, financial and commercial achievements in 2022, which included a distribution agreement signed with Shanghai Medtronic Zhikang Devices Co. Ltd, FDA submission of De Novo Classification Request for marketing authorization based on ICE3 interim results and capital raised in the amount of $14.5 million raised during the year 2022.

Accordingly, the Compensation Committee and Board of Directors determined that granting the Discretionary Bonus to Mr. Shamir is in the Company’s best interest. In addition, none of the members of the Board of Directors objected to the Discretionary Bonus to Mr. Shamir.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the grant of a Discretionary Bonus for the year 2022 to Mr. Eyal Shamir, the Company’s CEO and Director, as set forth in the Proxy statement”.

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

Please note that we consider it highly unlikely that any of our shareholders has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to this proposal.

The Board of Directors unanimously recommends a vote FOR on the above proposals.

PROPOSAL 4

PRESENTATION OF THE COMPANY’S FINANCIAL STATEMENTS AND
ANNUAL REPORT FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022

Pursuant to the Companies Law, the Company is required to present the Company’s financial statements and annual report for the years ended December 31, 2021 and 2022, to the Company’s shareholders.

The Company’s financial statements and annual report for the years ended December 31, 2021 and 2022, are filed on TASE on April 1, 2022 and on March 29, 2023 (Ref: 2022-02-034848 and 2023-02-030529, respectively). The Company’s financial statements and annual report on Form 20-F, and amendment to same, for the year ended December 31, 2021, were filed with the SEC on April 1, 2022 and August 22, 2022 (File No. 001-40573), respectively. The Company’s financial statements and annual report on Form 20-F for the year ended December 31, 2022 was filed with the SEC on March 29, 2023 (File No. 001-40753). The Company’s financial statements and annual report for the years ended December 31, 2021 and 2022 are available on the SEC’s website at the following addresses:

Form 20-F for the year 2021-

https://www.sec.gov/ix?doc=/Archives/edgar/data/0001584371/000121390022017147/f20f2021_icecuremedical.htm

Amendment No. 1 to Form 20-F for the year 2021:

https://www.sec.gov/ix?doc=/Archives/edgar/data/0001584371/000121390022050120/f20f2021a1_icecuremed.htm

Form 20-F for the year 2022-

https://www.sec.gov/ix?doc=/Archives/edgar/data/0001584371/000121390023023867/f20f2022_icecuremedical.htm

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements and annual report for the year ended December 31, 2021 and 2022.

This agenda proposal will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 5760- 2000), the Company also files reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority distribution website at http://www.magna.isa.gov.il and the TASE website at http://www.maya.tase.co.il.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual and Special General Meeting of Shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED APRIL 27, 2023. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN APRIL 27, 2023, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Your vote is important!

Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the TASE and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share for Purposes of Voting at General Meetings), 5760-2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at 7 Ha’Eshel St., Caesarea, 3079504, Israel

By Order of the Board of Directors
IceCure Medical Ltd.
Ron Mayron, Chairman of the Board of Directors

ICECURE MEDICAL LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Eyal Shamir, Chief Executive Officer and Director, Mr. Ronen Tsimerman, Chief Financial Officer, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of IceCure Medical Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual and Special General Meeting of Shareholders (the “Meeting”) to be held on Thursday, June 1, 2023 at 4:00 p.m. Israel time, by means of remote communication, in a ZOOM conference, in the following link:

https://us02web.zoom.us/j/85716046527?pwd=Y1U4QXFhSng5Ni92L3lURG50K08wdz09, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual and Special General Meeting of Shareholders and proxy statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)